Second Amendment To Mineral Lease and Option Agreement

This agreement (Amendment Agreement) is made and entered into by and among NAMMCO ("NAMMCO") and Austin American Corporation ("Austin NV").

RECITALS:

A. WHEREAS NAMMCO and Austin NV are parties to a Mineral Lease and Option Agreement dated November 1, 2020 on the Lone Mountain Project (the "Agreement");

B. WHEREAS NAMMCO and Austin NV are parties to an Amendment to the Agreement dated April 29, 2021;

C. WHEREAS NAMMCO and Austin NV desire to amend certain terms of the Agreement;

D. NOW THEREFORE in consideration of the mutual covenants and promises herein contained, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties agree as follows:

1. The **Hogle family members** described in the preamble and the **six Hogle patented lode mining claims** described in Exhibit B of the Agreement are no longer included in the Agreement. In the event a new lease is negotiated with any Hogle family members by either party, the ensuing lease(s) shall become subject to this Agreement. In the event this Agreement terminates as to NAMMCO and Austin NV, any new Hogle leases would be reassigned to NAMMCO, with no additional burdens.

2. **Section 3.a. of the Agreement shall be deleted in its entirety and replaced with the following:**

   Pre-Production Payments. Lessee shall make the following pre-production payments to Lessor on the schedule set out below. Each cash pre-production payment shall be credited against the Purchase Price until the Purchase Price is paid in full, then the pre-production payments will be credited against the future production royalties as an advance royalty.

   $80,000 within five days of the Effective Date;
   $30,000 upon the first anniversary;
   $20,000 upon the second, and third anniversaries;
   $30,000 upon the fourth and fifth anniversaries and then increasing by $10,000/year thereafter to a maximum of $200,000.

   i. If this Agreement is terminated under Section 8, Lessee shall have no obligation to make any pre-production payment that becomes due after the date of termination.

ii. Once payment of the production royalty calculated under this Section 3 commences, no further payments of pre-production payments will be made thereafter.

iii. Pre-production payments paid to Lessor will apply to the entire Premises and are deductible against future production royalties to be paid to Lessor regardless of the year in which advance royalty payments are made; i.e., pre-production payments can be carried over and credited against subsequent years until the amount of the advance royalty has been fully deducted against production royalties by Lessee.

3. **Section 3.b. of the Agreement shall be deleted in its entirety and replaced with the following:**

"Work Commitments. Lessee shall fulfill the following minimum work commitments on the Premises on or before the dates in the following schedule:

Performance Date	Annual Amount
September 1, 2024	$ 150,000
September 1, 2025	$ 250,000
September 1, 2026	$ 300,000
September 1, 2027	$ 300,000
September 1, 2028 and each year thereafter	$ 400,000

Work completed that exceeds the minimum requirement for a given year may be applied to requirements stipulated for subsequent years. If Lessee doesn't spend the required amount of money on the Premises in a given year, then Lessee can make up the difference through a cash payment to the Lessor. Lessee shall have the option and right, exercisable in Lessee's sole and exclusive discretion, to elect to pay Lessor in cash an amount equal to the difference between expenditures actually incurred and the amount described above for the period. The work commitment terminates when $1,800,000 has been expended on the property. Work commitments shall not be deducted against the production royalty.

The nature, place and conduct of work shall be at the sole discretion of the Lessee and may be performed on or off the Premises, so long as such work benefits the exploration, development or mining of the Premises. The amount of the expenditures shall be determined by the direct cost to the Lessee of work performed by Lessee or independent contractors, including the salaries, expenses and benefits burden of Lessee's employees performing work, and the reasonable cost of equipment rentals. Any amounts paid as claim maintenance fees for the unpatented mining claims payments shall not be considered as applicable toward work requirements hereunder.

Lessee shall provide a report of the work performed on the lands subject to this agreement biennially."

4. **Except as amended by this Second Amendment the Agreement remains effective and in good standing.** All the other Sections and Clauses of the Agreement will remain in full force and effect.

This Second Amendment Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement. A facsimile, photocopy or scanned copy of this Agreement as executed by one or both parties shall be duly executed and binding upon the signing parties, and shall be deemed to be delivered upon delivery by facsimile, e-mail, courier, mail or personal delivery.

If any part, term or provision of this Amendment Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any governmental regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Amendment Agreement did not contain the particular part, term or provision held to be invalid.

Executed effective on August 3, 2022.

NAMMCO

By____________________________

Name Robert Kirkwood

Title Manager

Austin American Corporation

By____________________________

Name Dennis Higgs

Title Treasurer